UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT 1934

LIFEAPPS DIGITAL MEDIA INC.
(Exact name of registrant as specified in its charter)

Delaware	80-0671280
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

5752 Oberlin Drive, #106, San Diego, CA	92121
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates:  Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share
(Title of class)

Item 1.         Description of Registrant’s Securities to be Registered.

LifeApps Digital Media Inc., a Delaware corporation (the “Company” or “we”), is registering its common stock, par value $0.001 per share, on this registration statement on Form 8-A, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

Authorized Capital Stock

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and 10,000,000 shares of  “blank check” preferred stock, par value $0.001 per share (“Preferred Stock”).

Equity Securities Issued and Outstanding

As of the date of this registration statement, there were issued and outstanding:

•	76,000,000 shares of our Common Stock;

•	No shares of our Preferred Stock;

•	No options to purchase shares of our Common Stock under our 2012 Equity Incentive Plan; and

•	Warrants to purchase 6,000,000 shares of our Common Stock at an exercise price of $1.00 per share, all of which warrants shall expire on September 20, 2017.

Common Stock

The holders of our Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Common Stock that are present in person or represented by proxy. Except as otherwise provided by law, amendments to our certificate of incorporation generally must be approved by a majority of the votes entitled to be cast by the holders of all outstanding shares of our Common Stock. Our amended and restated articles of incorporation do not provide for cumulative voting in the election of directors. The holder of our Common Stock will be entitled to such cash dividends as may be declared from time to time by our Board of Directors (“Board”) from funds available. Upon liquidation, dissolution or winding up of the Company, the holders of our Common Stock will be entitled to receive pro rata all assets available for distribution to such holders, subject to the rights of holders of our Preferred Stock, if any.

Preferred Stock

Shares of our Preferred Stock may be issued from time to time in one or more series, each of which will have such distinctive designation or title as shall be determined by our Board prior to the issuance of any shares thereof. Preferred Stock will have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board prior to the issuance of any shares thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of our capital stock entitled to vote generally in the election of the directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock designation.

We are authorized to issue 10,000,000 shares of “blank check” Preferred Stock, par value $0.001 per share. As of the date hereof, we have not issued any shares of our Preferred Stock.

Warrants

On September 20, 2012, LifeApps Acquisition Corp., a wholly owned Nevada subsidiary of ours, merged with and into LifeApps Inc., a Nevada corporation (the “Merger”).  Concurrently with the closing of the Merger, we completed an initial closing of a private offering (the “Offering”) of 5,700,000 units of our securities (the “PPO Units”), at a price of $0.20 per PPO Unit.  In connection with the closing of the Merger and the simultaneous initial closing of the Offering, we issued warrants to purchase an aggregate of 5,700,000 shares of our Common Stock to investors who purchased PPO Units in the Offering (the “Investor Warrants”). On October 12, 2012, we conducted a second closing of the Offering in which we sold an additional 300,000 PPO Units including Investor Warrants to acquire an additional 300,000 shares of our Common Stock.  The Investor Warrants entitle the holders to purchase one full share of our Common Stock at a purchase price of $1.00 per share during the five (5) year period that commenced upon issuance of the Investor Warrants.

The investor warrants may be called for redemption by the Company at any time upon not less than 30 or more than 60 days prior written notice, provided that, at the time of delivery of such notice, (i) there is a registration statement covering the resale of the shares underlying the warrants; (ii) the average closing bid price for the Company’s common stock for each of the 20 consecutive trading days prior to the date of the notice of redemption is at least 200% of the Exercise Price, as proportionally adjusted to reflect any stock splits, stock dividends, combinations of shares or like events; and (iii) the average trading volume for the Company’s common stock is at least 100,000 shares per day during the 20 consecutive trading days prior to the date of the notice of redemption and that during such 20-day period there is no more than one (1) trading day in which there is no trading in the Company’s common stock.

The Investor Warrants, at the option of the holder, may be exercised by cash payment of the exercise price to the Company. The Investor Warrants may be exercised on a cashless basis commencing one year after the date of filing of the Current Report on Form 8-K we filed with the Securities and Exchange Commission (“SEC”) on September 25, 2012. The exercise price and number of shares of Common Stock issuable on exercise of the Investor Warrants may be adjusted in certain circumstances including stock splits, stock dividends, and future issuances of our equity securities without consideration or for consideration per share less than $0.20 (as such amount may be adjusted in certain circumstances provided in the Investor Warrants.)

No fractional shares will be issued upon exercise of the Investor Warrants. If, upon exercise of the Investor Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number, the number of shares of Common Stock to be issued to the holder of Investor Warrants.

Stock Options

The Board of Directors and stockholders owning a majority of our outstanding shares adopted the 2012 Equity Incentive Plan (the “2012 Plan”) on September 10, 2012. A total of 10,000,000 shares of our Common Stock are reserved for issuance under the 2012 Plan.  If an incentive award granted under the 2012 Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to us in connection with an incentive award, the shares subject to such award and the surrendered shares will become available for further awards under the 2012 Plan.

Shares issued under the 2012 Plan through the settlement, assumption or substitution of outstanding awards or obligations to grant future awards as a condition of acquiring another entity are not expected to reduce the maximum number of shares available under the 2012 Plan. In addition, the number of shares of Common Stock subject to the 2012 Plan and the number of shares and terms of any incentive award are expected to be adjusted in the event of any stock dividend, spin-off, split-up, stock split, reverse stock split, recapitalization, reclassification, merger, consolidation, liquidation, business combination or exchange of shares or similar transaction.

Administration

It is expected that the compensation committee of the Board, or the Board in the absence of such a committee, will administer the 2012 Plan. Subject to the terms of the 2012 Plan, the compensation committee would have complete authority and discretion to determine the terms of awards under the 2012 Plan.

Eligible Recipients

Any officer or other employee of the Company or its affiliates, or an individual that the Company or an affiliate has engaged to become an officer or employee, or a consultant or advisor who provides services to the Company or its affiliates, including a non-employee director of the Board, is eligible to receive awards under the 2012 Plan.

Grants

The 2012 Plan authorizes the grant to eligible recipients of nonqualified stock options, incentive stock options, restricted stock awards, restricted stock units, performance grants intended to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) and stock appreciation rights, as described below:

•
Options granted under the 2012 Plan entitle the grantee, upon exercise, to purchase a specified number of shares from us at a specified exercise price per share.  The exercise price for shares of Common Stock covered by an option cannot be less than the fair market value of the Common Stock on the date of grant unless agreed to otherwise at the time of the grant. Such awards may include vesting requirements.

•
Restricted stock awards and restricted stock units may be awarded on terms and conditions established by the compensation committee, which may include performance conditions for restricted stock awards and the lapse of restrictions on the achievement of one or more performance goals for restricted stock units.

•
The compensation committee may make performance grants, each of which will contain performance goals for the award, including the performance criteria, the target and maximum amounts payable, and other terms and conditions.

•	Stock awards are permissible. The compensation committee will establish the number of shares of Common Stock to be awarded and the terms applicable to each award, including performance restrictions.

•
Stock appreciation rights or SARs, entitle the participant to receive a distribution in an amount not to exceed the number of shares of Common Stock subject to the portion of the SAR exercised multiplied by the difference between the market price of a share of common stock on the date of exercise of the SAR and the market price of a share of Common Stock on the date of grant of the SAR.

As of the date hereof, no awards have been granted under out 2012 Plan.

Duration, Amendment, and Termination

The Board may amend, suspend or terminate the 2012 Plan without stockholder approval or ratification at any time or from time to time.  No change may be made that increases the total number of shares of Common Stock reserved for issuance pursuant to incentive awards or reduces the minimum exercise price for options or exchange of options for other incentive awards, unless such change is authorized by our stockholders within one year. Unless sooner terminated, the 2012 Plan terminates ten years after it is adopted.

Transfer Agent

The transfer agent for the Common Stock is Action Stock Transfer Corp. The transfer agent’s address is 2469 E. Fort Union Blvd, Suite 214, Salt Lake City, UT 84121, and its telephone number is (801) 274-1088.

Item 2.         Exhibits

The following exhibits are filed with this registration statement:

Exhibit No	Description

2.1
Agreement and Plan of Merger and Reorganization dated as of September 20, 2012 by and among Registrant, LifeApps Acquisition Corp., and LifeApps Inc. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed with the SEC on September 25, 2012)

2.2
Articles of Merger dated as of September 20, 2012 for the merger of LifeApps Acquisition Corp. into LifeApps Inc.  (incorporated by reference to Exhibit 2.2 to Current Report on Form 8-K filed with SEC on September 25, 2012)

3.1
Amended and Restated Certificate of Incorporation of Registrant dated August 23, 2012  (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with SEC on September 25, 2012)

3.2	Amended and Restated By-Laws of the Registrant (incorporated by reference from Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 29, 2012)

4.1	Form of Investor Warrant, revised

10.1
Split-Off Agreement, dated as of September 20, 2012, by and among the Registrant, Prime Time Split Corp., and Andrew Listerman (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with SEC on September 25, 2012)

10.2
General Release Agreement, dated as of September 20, 2012, by and among the Registrant, Prime Time Split Corp. and Andrew Listerman (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed with SEC on September 25, 2012)

10.3
Form of Subscription Agreement between Registrant and the investors in the Private Placement Offering (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed with SEC on September 25, 2012)

10.4
Subscription Escrow Agreement dated August 27, 2012, by and among the Registrant and Gottbetter & Partners, LLP (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed with SEC on September 25, 2012)

10.5	Employment Agreement dated September 20, 2012 between Registrant and Robert R. Gayman (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K filed with SEC on September 25, 2012)

10.6	Registrant’s 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to Current Report on Form 8-K filed with SEC on September 25, 2012)

10.7	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.7 to Current Report on Form 8-K filed with SEC on September 25, 2012)

10.8	Mobile App Agreement between LifeApps and Rachel Buehler dated May 7, 2012 (incorporated by reference to Exhibit 10.8 to Current Report on Form 8-K filed with SEC on September 25, 2012)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIFEAPPS DIGITAL MEDIA INC.

Dated: December 11, 2012	By	/s/ Robert R. Gayman
Name: Robert R. Gayman
Title: Chief Executive Officer